

SECURITIES AND EXCHANGE COMMISSION

07008909

2007 AUG 24 AM 11:29

SEC / MR

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 66136

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2006 (MM/DD/YY) AND ENDING 12/31/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Pipeline Trading Systems, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

60 East 42nd Street, Suite 624
(No. and Street)

New York	NY	10165
(City)	(State)	(Zip Code)

PROCESSED
JAN 28 2008
THOMSON FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Louis Karcher — (212) 370-8320
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name – *if individual, state last, first, middle name*)

60 Broad Street	New York	NY	10004
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
AUG 24 2007
BRANCH OF REGISTRATIONS AND EXAMINATIONS
05

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BB 1/24/08

OATH OR AFFIRMATION

I, Louis Karcher, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pipeline Trading Systems, LLC, as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JACLYN M. BOWDREN
Notary Public, State of New York
No. 01BO6137727
Qualified in New York County
Commission Expires Dec. 5, 2009

Signature

Chief Compliance Officer and Financial Operations Principal

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in ~~Financial Condition.~~ Cash Flow
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Grant Thornton

ountants and Business Advisors

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Member of
Pipeline Trading Systems LLC

We have audited the accompanying statement of financial condition of Pipeline Trading Systems LLC (a wholly-owned subsidiary of Pipeline Financial Group, Inc.) (the "Company") as of December 31, 2006. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America as established by the Auditing Standards Board of the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Pipeline Trading Systems LLC as of December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

Grant Thornton LLP

New York, New York
February 6, 2007

0 Broad Street
5th Floor
lew York, NY 10004
212.422.1000
212.422.0144
W www.grantthornton.com

Grant Thornton LLP
US member of Grant Thornton International

Pipeline Trading Systems LLC
(a wholly-owned subsidiary of Pipeline Financial Group, Inc.)

STATEMENT OF FINANCIAL CONDITION

December 31, 2006

ASSETS

Cash	$ 1,095,086
Securities owned, at market value	18,590,725
Receivable from brokers	430,980
Commissions receivable	2,426,394
Equipment, net of accumulated depreciation of $161,279	584,281
Other	783,206
Total assets	$23,910,672

LIABILITIES AND MEMBER'S EQUITY

Accounts payable	$ 832,756
Accrued expenses and other	1,608,333
Total liabilities	2,441,089
Member's equity	21,469,583
Total liabilities and Member's equity	$23,910,672

The accompanying notes are an integral part of this statement.

Pipeline Trading Systems LLC
(a wholly-owned subsidiary of Pipeline Financial Group, Inc.)

NOTES TO STATEMENT OF FINANCIAL CONDITION

December 31, 2006

NOTE A - ORGANIZATION

Pipeline Trading Systems LLC (the "Company") is a New York City based broker-dealer that is registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company operates the Pipeline Alternative Trading System ("ATS"), an electronic marketplace that enables institutions and brokerage firms to quickly and efficiently trade large blocks of NYSE and NASDAQ NMS stocks and Exchange Traded Funds ("ETFs").

The Company generates commission revenue through securities transactions and introduces all customers to its clearing broker pursuant to a fully disclosed clearance agreement. The Company is therefore exempt from the requirements of SEC rule 15c-3 under paragraph k(2)(ii).

The Company is a wholly-owned subsidiary of Pipeline Financial Group, Inc. (the "Parent").

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Preparation

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Cash and Marketable Securities

The Company considers its investments in financial instruments with maturities of less than 90 days when issued to be cash equivalents.

Securities Transactions

The Company records securities transactions executed for its customers and related commissions and expenses on a trade-date basis.

Deferred Revenue

The Company has received commission revenue in advance of services provided and will recognize this revenue in the period in which the customer performs securities transactions.

NOTE B (continued)

Depreciation

Equipment is stated at cost less accumulated depreciation. Depreciation on equipment is computed using the straight-line method over three years. Depreciation on purchased software is computed using the straight-line method over the estimated useful lives of the assets, generally three years.

Income Taxes

No provision for income taxes has been reflected in the accompanying financial statements since a limited liability company is not responsible for the payment of Federal income taxes. All revenues and expenses retain their character and pass through directly to the Member.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial. Actual results could differ from those estimates.

NOTE C - NET CAPITAL REQUIREMENT

As a registered broker-dealer, the Company is subject to Uniform Net Capital Rule 15c3-1 of the SEC, which requires that the Company maintain minimum net capital, as defined, of $10,000 or 6-2/3% of aggregate indebtedness, as defined, whichever is greater. Net capital and aggregate indebtedness change day to day, but as of December 31, 2006, the Company had net capital of $19,132,117, which was $18,969,378 in excess of its required minimum net capital of $162,739. The Company's ratio of aggregate indebtedness to net capital was 0.13 to 1.

Proprietary accounts held at the Clearing Broker ("PAIB assets") are considered allowable assets in the computation of net capital pursuant to an agreement between the Company and the Clearing Broker which requires, among other things, that the Clearing Broker perform a computation of PAIB assets similar to the customer reserve computation set forth in Rule 15c3-3.

NOTE D - EQUIPMENT

Equipment consists of the following:

	December 31, 2006
Computer equipment	$470,435
Software	275,125
	745,560
Accumulated depreciation	161,279
	$584,281

NOTE E - RELATED PARTY TRANSACTIONS

The Company has entered into a series of administrative agreements (the "Agreements") with the Parent under which the Parent provides its employees and other services as may be required by the Company for which the Company pays the Parent. Such expenses include salaries of certain personnel, office space, legal services, use of the trading system and related computer equipment and technical support services. Pursuant to the Administrative Agreement in place for the year ended December 31, 2006, the Company agreed to pay the Parent monthly approximately $800,000 plus 15% of the commission revenue.

For the year ended December 31, 2006, the Company paid the Parent approximately $15,300,000 as administrative fees for services rendered by the Parent for the Company. At December 31, 2006, the Company had approximately $535,000 payable to the Parent for administrative fees, which is included in accrued expenses and other on the statement of financial condition.

NOTE F - COMMITMENTS AND CONTINGENCIES

License Agreement and Other

Pursuant to a License Agreement (the "License Agreement") as amended July 13, 2004 entered into by the Parent and a third party, the Parent has a commitment to pay the third party royalties in connection with the use of any information provided by the third party in the Company's trading system. Pursuant to the Agreement, such royalty payments are based on the amount of the Company's quarterly net revenues and may be accrued until certain milestones are reached in that regard. Obligations under the License Agreement arising from the Company's operations are recognized at the Parent level.

The Company is obligated under arrangements with certain subscriber customers to pay for investment-related services. At December 31, 2006, the Company had recorded a payable of $15,494, which is included in accrued expenses and other on the statement of financial condition.

Operating Lease

The Company leases office space in Boston, Massachusetts under a noncancelable operating lease agreement expiring on September 30, 2008 and providing monthly rental expense of $3,700.

The Company leases office space in San Francisco, California under a noncancelable operating lease agreement expiring on August 31, 2008 and providing monthly rental expense of $7,173.

The following is a schedule by years of future minimum annual rental payments under noncancelable operating leases:

	December 31, 2006
2007	$130,476
2008	90,684
	$221,160

NOTE G - TRANSACTIONS WITH CLEARING BROKER

The Company conducts business with its Clearing Broker on an agency basis on behalf of its customers and occasionally for its own proprietary account. The Company earns commissions as an introducing broker for the transactions of its customers. The clearing and depository operations for the Company's customer accounts are performed by its Clearing Broker pursuant to a clearance agreement. The Company has agreed to indemnify its Clearing Broker for losses the clearing broker may sustain as a result of the failure of the Company's customers to satisfy their obligations in connection with their securities transactions.

NOTE H - OFF-BALANCE-SHEET RISK, CONCENTRATION RISK AND CREDIT RISK

In the normal course of business, the Company executes with its Clearing Broker, as agent, transactions on behalf of its customers where the risk of potential loss due to market fluctuations (market risk) or failure of the other party to the transaction to perform (credit risk) exceeds the amounts recorded for the transactions. Should a counterparty not fulfill its obligations in any of these transactions, the Company may be required to buy or sell the securities at prevailing market prices in the future on behalf of its customers.

NOTE I - DEFERRED REVENUE

The Company has received commission revenue in advance of services provided and will recognize this revenue in the period in which the customer performs security transactions. At December 31, 2006, the Company had recorded $650,831 of deferred revenue, which is included in accrued expenses and other on the statement of financial condition.


END